UNITED STATED
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING



                                                     SEC FILE NUMBER:  000-22837
                                                        CUSIP NUMBER:  892782103


(Check One):     [_] Form 10-K      [_]  Form 11-K       [_]  Form 20-F
                 [X] Form 10-Q      [_]  Form N-SAR      [_]  Form N-CSR

For Period Ended:  March 31, 2004

    [_]       Transition Report on Form 10-K
    [_]       Transition Report on Form 20-F
    [_]       Transition Report on Form 11-K
    [_]       Transition Report on Form 10-Q
    [_]       Transition Report on Form N-SAR


For the Transition Period Ended:

          Read Instruction Sheet (in back page) Before Preparing Form.
                              Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION


                  Full Name of Registrant:

                  Trailer Bridge, Inc.

                  Former Name if Applicable:

                  N/A

                  Address of Principal Executive Office (Street and Number):

                  10405 New Berlin Road E.

                  City, State and Zip Code:

                  Jacksonville, Florida  32226

                        PART II - RULES 12b-25(b) and (c)

                  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check Box if appropriate) [X]

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

        (b) The subject annual report, or semi-annual report, transition report on Form 10-K, Form 20-F, form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date,; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

                  State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

                  The Company filed its Form 10-K for the year ended December 31, 2003 on May 7, 2004. The internal and external resources devoted to preparing and filing the 2003 Form 10-K did not allow the necessary review of work papers and other audit procedures to be completed by the Company's independent auditors in a timely manner time to file its Form 10-Q for the period ended March 31, 2004.

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

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

        William G. Gotimer, Jr.
        (212) 935-9518


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).


                  [X]          Yes                   [_]         No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  [X]          Yes                   [_]         No

         If so, attach an explanation o the anticipated change, both narratively and quantitatively, and if, appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company anticipates it will report net income for the quarter ended March 31, 2004 compared to the $2,515,888 net loss reported in the year earlier quarter. This improved performance is driven by volume and rate gains augmented by cost efficiencies resulting from new contracts.



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



                  Trailer Bridge, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.





Date:  May 13, 2004                     By:    /s/ John D. McCown
                                           -------------------------------------
                                               John D. McCown
                                               Chairman of the Board and Chief
                                               Executive Officer





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